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July 23, 2024

VIA EDGAR

Messrs. Joshua Gorsky, Tim Buchmiller

Division of Corporation Finance – Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Tevogen Bio Holdings Inc. Registration Statement on Form S-1 Filed June 21, 2024 File No. 333-280414

Dear Messrs. Gorsky and Buchmiller:

This letter is submitted on behalf of Tevogen Bio Holdings Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in a letter dated July 2, 2024 with respect to the above-referenced Registration Statement on Form S-1 filed by the Company on June 21, 2024 (the “Registration Statement”). As discussed in greater detail below, the Company is concurrently filing an amendment to the Registration Statement (“Amendment No. 1”).

For your convenience, the Staff’s numbered comments are set forth in bold, in each case followed by the response on behalf of the Company.

Registration Statement on Form S-1

Cover Page

1.	We note your disclosure that you do not expect holders to exercise their warrants based on the current trading price of your common stock. Describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has added and/or revised disclosure on the cover page, and pages 7, 48, 49, and 72 of Amendment No. 1, in response to the Staff’s comment.

Messrs. Joshua Gorsky, Tim Buchmiller

Division of Corporation Finance

July 23, 2024

Risk Factors

Risks Related to Being a Public Company and Ownership of Securities, page 41

2.	We note that you did not timely file your annual report on Form 10-K for the fiscal year ended December 31, 2023 and your quarterly report on Form 10-Q for the quarter ended March 31, 2024. Update and revise your risk factor disclosure to state that you did not timely file these reports and that you may not be able to file timely in the future.

Response: In response to the Staff’s comment, the Company has added an additional risk factor on pages 5 and 42 and of Amendment No. 1.

*     *    *     *

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement, as amended by Amendment No. 1, as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (410) 659-2778. We thank you in advance for your attention to the above.

Sincerely,

William I. Intner

Enclosures

cc:	Ryan Saadi, CEO and Chairperson of the Board of Directors, Tevogen Bio Holdings Inc.
Kirti Desai, CFO, Tevogen Bio Holdings Inc.
J. Nicholas Hoover, Hogan Lovells US LLP